

June 25, 2010

Mr. Edward T. Walters
Chief Financial Officer
Pactiv Corporation
1900 West Field Court
Lake Forest, Illinois 60045

      RE: **Pactiv Corporation**
              Form 10-K for the Year Ended December 31, 2009
              Form 10-Q for the Period Ended March 31, 2010
              Definitive Proxy Statement on Schedule 14A filed April 1, 2010
              File No. 1-15157

Dear Mr. Walters:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Rufus Decker
                    Accounting Branch Chief